SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the month of April, 2000.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467
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                        LEADER MINING INTERNATIONAL, INC.
                                  NEWS RELEASE

April 3, 2000                                            CDNX, Trade Symbol: LMN
                                             U.S. Pink Sheet Trade Symbol: LDRMF



       KNIFE LAKE PROJECT: WINTER GEOPHYSICAL RESULTS AND CORPORATE UPDATE

1. KNIFE LAKE PROJECT: WINTER PROGRAM UPDATE

LEADER MINING INTERNATIONAL INC. AND KORES CANADA CORP. (a wholly owned subsidiary of Korea Resources Corporation, a Korean Government owned company) have just completed high power time domain electro-magnetic surveys over prospective areas at Knife Lake and Pistol Lake, northeastern Saskatchewan. A similar survey covering the part of the east arm of nearby Scimitar Lake is being completed.

Deep seated strong EM- conductors are discovered within favourable felsic rocks along the north extension to the Knife Lake deposit and below Pistol Lake, located 10 km to the northwest.

At Pistol Lake the conductor is located down plunge from an earlier drill hole that returned 164 m wide disseminated copper mineralization with values of up to 0.47% Cu, which potentially indicates the presence of volcanogenic massive sulphide (VMS) type target.

Leader has been trying to mobilize drilling equipment to the sites since the beginning of March. But mild temperatures, rain, and treacherous ice conditions prohibited drill testing of these exciting targets at this time. Leader and Kores are prudently reviewing various options so that drilling could commence as soon as possible after break-up.

2. NASDAQ LISTING STATUS:

Leader Mining is pleased to report that the company has become a fully reporting issuer in the United States under the file No. 0-26447. Over the next week the company is planning to respond to certain inquiries in reference to the filing of Form 20-F and expects quotation on the NASDAQ bulletin board soon thereafter.

3. CHANGE IN BOARD OF DIRECTORS:

Effective March 31, 2000 Mr. Ueli Schurch has resigned as a director, and Mr. Kurt Marty has been appointed to replace Mr. Schurch. Mr. Marty is a well known Swiss entrepreneur and financier who brings a wealth of diversified business background to the company.

Leader management wishes to thank Mr. Schurch for his outstanding contributions to the company.









* Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-26447 available from us at Suite 810, 400 - 5th Avenue SW Calgary, AB T2P 0L6. You can also obtain this form from the SEC by calling 1-800-SEC-0330.


--------------------------------------------------------------------------------
The Alberta Stock Exchange has neither approved nor disapproved of the information contained herein.

                     FOR FURTHER INFORMATION PLEASE CONTACT:
                              MR. JASI NIKHANJ AT:
                    Tel: (403) 234-7501 Fax: (403) 234-7504
        E-mail: gen-info@leadermining.com Website: www.leadermining.com
  PAUL TABOADA/STAN KAMINSKY AT: FAB CORPORATE FUNDING INC., USA (800)314-4727

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

July 17, 2000                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President